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                                                                    Exhibit 99.1

                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)


Item 1.  Reporting Issuer:

         Royal Group Technologies Limited
         1 Royal Gate Boulevard
         Vaughan, Ontario
         L4L 8Z7


Item 2.  Date of Material Change:

         September 16, 2002


Item 3.  Press Release:

         On September 16, 2002 Royal Group Technologies Limited (the "Company") issued a news release over Canadian News Wire.


Item 4.  Summary of Material Change:

         The Company has revised its earnings guidance for fiscal 2002. The Company announced that it anticipates reporting fully diluted earnings per share of $0.40 to $0.45 for the fourth quarter of fiscal 2002, resulting in earnings per share for the fiscal year in the range of $1.55 to $1.60. Previously, the Company's earnings guidance for fiscal 2002 was $1.65 to $1.70 per share.


Item 5.  Full Description of Material Change:

         See the attached press release dated September 16, 2002.


Item 6.  Reliance of Section 75(3) of the Act:

         N/A



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                                        2


Item 7.  Omitted Information:

         N/A


Item 8.  Senior Officer:

         Mark O. Badger
         Vice President, Corporate Communications

         Tel: (905) 264-0701
         Fax: (905) 264-0702


Item 9.  Statement of Senior Officer:

         The foregoing accurately discloses the material change referred to herein.



         Dated this 18th day of September, 2002 at Vaughan, Ontario.



                                            ROYAL GROUP TECHNOLOGIES LIMITED



                                            BY: /s/ Vic De Zen
                                                --------------------------------
                                                Vic De Zen
                                                Chief Executive Officer




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                                 PRESS RELEASE

FOR IMMEDIATE RELEASE -- SEPTEMBER 16, 2002

          ROYAL GROUP'S WINDOW COVERINGS DIVISION DISAPPOINTS IN AUGUST

Toronto, Ontario -- Royal Group Technologies Limited (RYG: TSE, NYSE) announced today that fully diluted earnings per share for the fourth quarter of fiscal 2002 are anticipated to be in the range of $0.40 to $0.45 per share, resulting in earnings per share for the fiscal year in the range of $1.55 to $1.60. Previous to today, Royal's earnings guidance for fiscal 2002 was $1.65 to $1.70 per share.

Royal attributed the expected shortfall in earnings entirely to its Window Coverings Division. Company Chairman and C.E.O., Vic De Zen, commented that, "the mix of sales to the ready-made segment of the market has become unfavorable, resulting in significant losses in the Window Coverings Division in August". Mr. De Zen noted that the Window Coverings Division had "performed as expected in July". He added that, "new custom window covering programs being rolled out nationally with leading window covering retailers are proceeding as planned", noting that, "significant increases in window covering sales and margins are expected to begin to emerge during the first quarter of fiscal 2003, as our business transitions".

Royal commented that it will continue to generate free cash flow in the fourth quarter, with an expectation of $100 to $105 million in free cash flow for the entire fiscal year and capital expenditures within the previously forecast range of $130 to $135 million. Royal continues to expect that the ratio of net debt to total capitalization will be approximately 38% at the end of fiscal 2002, versus 41% last year. Royal will release financial results for the fourth quarter of fiscal 2002 on November 19th.

Commenting on the outlook for 2003, Royal Group President Douglas Dunsmuir stated that, "it is now prudent to expect that product mix in the ready-made segment of our Window Covering Division will take us six months to correct". Mr. Dunsmuir noted that, "a product by product review of ready-made window coverings has been initiated, with an expanding team of Royal Management involved in the review". Accordingly, Royal has

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reduced its guidance for 2003 from $2.10 to $2.30 per share, to $1.90 to $2.10 per share.

Royal Group Technologies Limited is a manufacturer of innovative, polymer-based home improvement, consumer and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate and transportation services to its plants producing finished products. Royal's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com in the "Investment Information" section.

FOR FURTHER INFORMATION CONTACT:
Douglas Dunsmuir, President
or
Mark Badger, Vice President, Corporate Communications
PHONE: (905) 264-0701   FAX: (905) 264-0702

The information in this Press Release contains certain forward looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. By their nature, these forward looking statements involve known and unknown risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance and financial results to differ materially from those contemplated by the forward looking statements. These risks and uncertainties include fluctuations in the level of construction activity, changes in product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions, consolidation and restructuring programs, changes in product mix, the growth rate of markets into which Royal's products are sold, market acceptance and demand for Royal's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, difficulty developing and introducing new products, failure to penetrate new markets effectively (especially markets in developing countries), the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulations and other risks described from time to time in publicly filed disclosure documents and securities commission reports for Royal Group Technologies Limited and its subsidiaries and affiliates. Statements made in this press release are made as of September 16, 2002 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.